

Mail Stop 3561

March 24, 2016

Margaret E. McCandless
Vice President, General Counsel and Secretary
Intrepid Potash, Inc.
707 17th Street, Suite 4200
Denver, Colorado 80202

> **Re: Intrepid Potash, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 2, 2016**
> **File No. 333-209888**

Dear Ms. McCandless:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you intend to incorporate by reference information required in Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2015. Please file the Part III information prior to requesting effectiveness of this registration statement. For guidance, see Securities Act Forms Compliance and Disclosure Interpretations Question 123.01, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

2. We note that the audit report in your Form 10-K for the year ended December 31, 2015 contains a going concern modification. We also note your disclosure in your 10-K that due to continuing pressure on potash prices, you anticipate that your EBITDA levels will not be sufficient for you to maintain compliance with the financial covenants in your debt agreements through 2016. In addition, you disclose that you have received waivers from

your lenders and noteholders until May 13, 2016 for the requirement that you comply with your leverage and fixed charge coverage ratios. Please compare the required covenant ratios to the actual ratios in your financial covenants as of a more recent date to provide investors with a current understanding of your ability to comply with these ratios. See Item 3 of Form S-3. For guidance, see Section IV.C of SEC Release No. 33-8350.

Description of Debt Securities and Guarantees of Debt Securities, page 5

3. We note that you are also registering the guarantees of debt securities by your subsidiaries. Please tell us how you considered the guidance in Rule 3-10 of Regulation S-X in assessing the level of financial information that should be presented for each of these subsidiaries.

4. We note that the form of indenture does not contain any provisions relating to the guarantees and the guarantors are not reflected as parties to the agreement. Please revise. In addition, please revise the prospectus to clarify whether the guarantees are full and unconditional.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Jason Day, Esq.
    Perkins Coie LLP